SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO /A

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN LAND LEASE, INC.

(Name of Subject Company (Issuer))

GCP SUNSHINE ACQUISITION, INC.,

a subsidiary of

GCP REIT II

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

GCP Sunshine Acquisition, Inc.

c/o Green Courte Partners, LLC

560 Oakwood Avenue, Suite 100

Lake Forest, Illinois 60045

Attention: James R. Goldman, Managing Director

(847) 582-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Hal M. Brown, Esq.

Jason C. Harmon, Esq.

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601

(312) 368-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$142,310,255.80	$5,592.79

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $14.20 per share by the sum of (x) the 7,937,943 shares of common stock, par value $0.01 per share (the “Shares”), of American Land Lease, Inc. issued and outstanding as of December 18, 2008, (y) the 1,091,381 Shares that are issuable on or prior to the expiration of this tender offer upon exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 992,525 Shares that are issuable on or prior to the expiration of this tender offer upon the exchange of all operating partnership units that are currently outstanding.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,592.79	Filing Party:	GCP Sunshine Acquisition, Inc.

Form or Registration No.:	Schedule TO-T	Date Filed:	December 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2008 and amended on January 23, 2009, February 6, 2009 and February 18, 2009 (the “Schedule TO”) relating to the offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of American Land Lease, Inc., a Delaware corporation (the “Company”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), of the Company, at a price of $14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008, among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and a majority-owned subsidiary of the Company.

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal, is expressly incorporated herein by reference to all of the items in the Schedule TO, except as otherwise set forth below.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“At 5:00 p.m., New York City time, on Friday, February 20, 2009, the subsequent offering period expired. Based on the preliminary information by the Depositary, stockholders of the Company had tendered 81,559 Shares during the subsequent offering period. Combined with the Shares tendered during the initial offering period, a total of 7,428,685 Shares (excluding Shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered) were tendered pursuant to the Offer which represents an aggregate of approximately 92.4% of all outstanding Shares.”

The full text of the press release announcing the expiration of the subsequent offering period is attached as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Item 12. Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase, dated December 23, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press release issued by GCP REIT II and American Land Lease, Inc. on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).*

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.*

(a)(5)(A)	Press release issued by Green Courte Partners, LLC on January 23, 2009.*

(a)(5)(B)	Press release issued by Green Courte Partners, LLC on February 6, 2009.*

(a)(5)(C)	Press release issued by Green Courte Partners, LLC on February 18, 2009.*

(a)(5)(D)	Press release issued by Green Courte Partners, LLC on February 23, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.*

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.*

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009

GCP SUNSHINE ACQUISITION, INC.

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

GCP REIT II

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 23, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press release issued by Parent and the Company on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).*

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.*

(a)(5)(A)	Press release issued by Green Courte Partners, LLC on January 23, 2009.*

(a)(5)(B)	Press release issued by Green Courte Partners, LLC on February 6, 2009.*

(a)(5)(C)	Press release issued by Green Courte Partners, LLC on February 18, 2009.*

(a)(5)(D)	Press release issued by Green Courte Partners, LLC on February 23, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.*

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.*

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.